August 31, 2005
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Anthony Watson

Re:	Comment Letter dated August 12, 2005 Pacific Sunwear of California, Inc. Form 8-K filed August 11, 2005 File No. 0-21296
We are writing this letter in response to the August 12, 2005 comment letter received by us from you with regard to our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 11, 2005. We have included your inquiry from the August 12, 2005 comment letter in italics herein with our detailed response following.
1.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended July 31, 2004 and October 31, 2004.
Our certifying officers did consider the effect of the PacBucks error on the adequacy of the Company’s disclosure controls and procedures as of the end of the quarterly periods ended July 31, 2004 and October 31, 2004. We amended our Form 10-Q for the quarterly period ended October 30, 2004, and included similar language in our Form 10-Q for the quarterly period ended July 30, 2005, to include the following language in Part I, Item 4 concerning that consideration:
“In each of the quarterly periods ended October 30, 2004 and November 1, 2003, our Company’s then principal executive and financial officers (collectively, the “certifying officers”) evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our periodic reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and that the information is communicated to the certifying officers on a timely basis. The certifying officers concluded, based on their evaluation, that our disclosure controls and procedures were effective as of each of the periods covered by the respective Quarterly Reports on Form 10-Q.
As a result of the need to restate the financial statements for the periods presented herein due to lease accounting issues and the impact of our PacBucks promotional program, our certifying officers and management have considered again whether our disclosure controls and procedures were effective on those dates. Based on the corrections required to be made, our certifying officers and management have concluded that a control deficiency existed with respect to lease accounting and PacBucks at each of October 30, 2004 and November 1, 2003. Our certifying officers and management have concluded that this represents a control deficiency and that our disclosure controls and procedures as of October 30, 2004 and November 1, 2003 were not effective. While assessing its internal control over financial reporting for Sarbanes-Oxley purposes for fiscal 2004, the Company effectively remediated these issues.
No change in our internal control over financial reporting occurred during the quarter ended October 30, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”
With regard to this response, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosures contained in our filings with the SEC;

•	We understand that any comments received by us from SEC staff or any changes that we may make to disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We have discussed this matter with our Audit Committee, external auditors and external counsel and believe our actions appropriately address this issue. If you have comments or questions, please contact Michael Henry, Controller, at (714) 414-4308 or Frank Schools, Vice President of Finance, at (714) 414-4062.
Thank you for your assistance.
Sincerely,

/s/ Michael L. Henry
Michael L. Henry Controller Pacific Sunwear of California, Inc.

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